UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Garrett Motion Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

366505 105

(CUSIP Number)

Warlander Asset Management, LP

250 West 55th Street, 33rd Floor

New York, NY 10019

Eric Cole Managing Partner

January 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505 105

1	Names of Reporting Persons. Warlander Asset Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 199,779
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 199,779

11	Aggregate Amount Beneficially Owned by Each Reporting Person 199,779
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) <0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 366505 105

1	Names of Reporting Persons. Warlander Partners, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 165,279
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 165,279

11	Aggregate Amount Beneficially Owned by Each Reporting Person 165,279
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) <0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 366505 105

1	Names of Reporting Persons. Warlander Offshore Mini-Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 34,500
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 34,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) <0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 366505 105

1	Names of Reporting Persons. Eric Cole
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 199,779
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 199,779

11	Aggregate Amount Beneficially Owned by Each Reporting Person 199,779
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) <0.1%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 366505 105

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D amends and supplements the Schedule 13D (as amended, the “Schedule 13D”) filed by the Reporting Persons on December 21, 2020. Defined terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

As previously disclosed, the Investors submitted a proposal for the going concern financial restructuring of the Issuer and certain of its subsidiaries. The Issuer has selected an alternative proposal and the Investors have terminated their pursuit of their proposal.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(c) The transactions in the shares of Common Stock by the Reporting Persons within the past sixty days are set forth in Schedule A, which is incorporated herein by reference.

(e) As a result of the circumstances described in Item 4 above, the Investors are no longer reporting their beneficial ownership of the Issuer’s Common Stock on a collective basis, and as of January 22, 2021, the Reporting Persons may no longer be deemed to be members of a “group” that beneficially owns more than five percent of the Issuer’s Common Stock. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons were, for purposes of the Exchange Act, at any time members of a “group.”

CUSIP No. 366505 105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2021

WARLANDER ASSET MANAGEMENT, LP

By:	Warlander Management GP, LLC, its general partner

/s/ Eric Cole
Name:	Eric Cole
Title:	Managing Member

WARLANDER PARTNERS, LP

By: Warlander Partners GP, LLC, its general partner

/s/ Raph A. Posner
Name: Raph A. Posner
Title: Authorized Signatory

WARLANDER OFFSHORE MINI-MASTER FUND, LP

By:	Warlander Offshore Fund, Ltd., its general partner

/s/ Raph A. Posner
Name: Raph A. Posner
Title: Authorized Signatory

/s/ Eric Cole
ERIC COLE

CUSIP No. 366505 105

Schedule A

Reporting Person	Date of Transaction	Number of Shares Acquired / (Disposed)	Transaction	Price per Share (1)
Warlander Offshore Mini-Master Fund, LP	01/25/2021	(8,600)	Sale	$6.16	(2)
Warlander Partners, LP	01/25/2021	(41,400)	Sale	$6.16	(2)
Warlander Offshore Mini-Master Fund, LP	01/22/2021	(3,900)	Sale	$6.15	(2)
Warlander Partners, LP	01/22/2021	(18,385)	Sale	$6.15	(2)
Warlander Offshore Mini-Master Fund, LP	01/21/2021	(10,500)	Sale	$6.18	(3)
Warlander Partners, LP	01/21/2021	(50,446)	Sale	$6.18	(3)
Warlander Offshore Mini-Master Fund, LP	01/20/2021	(14,600)	Sale	$6.20	(4)
Warlander Partners, LP	01/20/2021	(70,400)	Sale	$6.20	(4)
Warlander Offshore Mini-Master Fund, LP	01/19/2021	(24,200)	Sale	$6.22	(5)
Warlander Partners, LP	01/19/2021	(116,100)	Sale	$6.22	(5)
Warlander Offshore Mini-Master Fund, LP	01/15/2021	(6,900)	Sale	$6.20	(4)
Warlander Partners, LP	01/15/2021	(33,100)	Sale	$6.20	(4)
Warlander Offshore Mini-Master Fund, LP	01/14/2021	(22,400)	Sale	$6.26	(6)
Warlander Partners, LP	01/14/2021	(107,600)	Sale	$6.26	(6)
Warlander Offshore Mini-Master Fund, LP	01/13/2021	(8,400)	Sale	$6.26	(7)
Warlander Partners, LP	01/13/2021	(40,641)	Sale	$6.26	(7)
Warlander Offshore Mini-Master Fund, LP	01/04/2021	(105,400)	(8)		(8)
Warlander Partners, LP	01/04/2021	105,400	(8)		(8)

(1)

Where indicated, the prices in this table represent a weighted average price. The Reporting Persons undertake to provide to the staff of the SEC, upon request, information about the number of shares at each separate price within the ranges set forth below.

(2)	The transactions were effected in multiple transactions at prices ranging from $6.15 to $6.18, inclusive.
(3)	The transactions were effected in multiple transactions at prices ranging from $6.18 to $6.20, inclusive.
(4)	The transactions were effected in multiple transactions at prices ranging from $6.20 to $6.22, inclusive.
(5)	The transactions were effected in multiple transactions at prices ranging from $6.20 to $6.25, inclusive.
(6)	The transactions were effected in multiple transactions at prices ranging from $6.25 to $6.35, inclusive.
(7)	The transactions were effected in multiple transactions at prices ranging from $6.25 to $6.37, inclusive.
(8)	Represents a rebalancing transfer of shares from Warlander Offshore Mini-Master Fund, LP to Warlander Partners, LP.

CUSIP No. 366505 105

Exhibit Index

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of December 21, 2020 (previously filed).

Exhibit 2	Bid Letter submitted by Cetus Capital VI, L.P., Owl Creek Asset Management, L.P., Warlander Asset Management, L.P., Jefferies LLC, Bardin Hill Opportunistic Credit Master Fund LP, and Marathon Asset Management L.P., dated as of December 10, 2020 (previously filed).

Exhibit 3	Proposed Backstop Commitment Agreement, dated as of December 20, 2020 (previously filed).

Exhibit 4	Revised Bid Letter submitted by Cetus Capital VI, L.P., Owl Creek Asset Management, L.P., Warlander Asset Management, L.P., Jefferies LLC, Bardin Hill Opportunistic Credit Master Fund LP, and Marathon Asset Management L.P., dated as of January 4, 2021 (previously filed).

Exhibit 5	Further Revised Bid Letter submitted by Cetus Capital VI, L.P., Owl Creek Asset Management, L.P., Warlander Asset Management, L.P., Jefferies LLC, Bardin Hill Opportunistic Credit Master Fund LP, and Marathon Asset Management L.P., dated as of January 5, 2021 (previously filed).